FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January, 2003 (Report No. 2)

Commission File Number: 0-28724



                           ORCKIT COMMUNICATIONS LTD.

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     __X__          Form:40-F_______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The  first,  second  and third  paragraphs  of the  press  release  attached  as
Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on
Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Announces Board Actions. Dated January 22, 2003.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                 Orckit Communications Ltd.

                                                 (Registrant)

                                         By:              /s/ Adam M. Klein
                                                  ------------------------------

Date: January 23, 2003                            Adam M. Klein for Izhak Tamir,

                                                  pursuant to authorization

                                  EXHIBIT INDEX



Exhibit Number    Description of Exhibit



10.1      Orckit Communications Announces Board Actions. Dated January 22, 2003.

                                  Exhibit 10.1



Contacts:
Erez Baron,                   Jeffrey Corbin / Lee Roth / Joe Mansi
Controller                    (Investor Relations)
Orckit Communications         KCSA Worldwide
Tel: 972 3 696 2121           (212) 896-1214/(212) 896-1209
erezb@orckit.com              jcorbin@kcsa.com/ lroth@kcsa.com/ jmansi@kcsa.com





                                                           FOR IMMEDIATE RELEASE

                  ORCKIT COMMUNICATIONS ANNOUNCES BOARD ACTIONS



Tel Aviv, Israel, January 22, 2003 - Orckit Communications Ltd. (Nasdaq: ORCT) today announced that its Board of Directors has approved the following items:

- The repurchase from Clal Electronics Industries Ltd. ("Clal") of 616,590 of Orckit's ordinary shares and $12.5 million principal amount of Orckit's Subordinated Convertible Notes for a total consideration of approximately $14.7 million in cash. Pursuant to the terms of the repurchase, Clal will be entitled to receive any cash dividend paid by Orckit on or prior to March 31, 2003 with respect to Orckit's ordinary shares as if Clal still owned the repurchased shares. The Board of Directors of Orckit does not currently intend to pay a cash dividend on or prior to March 31, 2003.

   - The acceptance of the "Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan" (the "Plan"). Pursuant to the Plan and subject to applicable law and regulations, the Company will be authorized to issue, for no consideration, up to 600,000 of its ordinary shares to employees of its subsidiaries. Directors of the Company will not be entitled to receive shares pursuant to this plan. The shares will be duly authorized and, upon issuance, will be validly issued, fully paid and nonassessable. Shares issued pursuant to the Plan may be exchanged for shares of the applicable subsidiary under certain circumstances at the election of Orckit or the employees.


About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targerting high capacity broadband services. Orckit is a majority shareholder of Corrigent Systems and Spediant Systems. Corrigent is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology. Spediant is developing innovative access solutions that enable telecom carriers to deploy fiber-speed broadband services over copper wires.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


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